Exhibit 99.1

NICE inContact and Zendesk Partner to Bring CXone to Thousands of
Customers Across the Globe

Leading CCaaS and CRM providers join forces to power faster and more personalized customer experiences

Salt Lake City, January 6, 2020 – NICE inContact (Nasdaq: NICE) today announced a joint partner agreement with Zendesk, a leading provider of customer service software. These two market leaders are joining forces to bring NICE inContact CXone – the world’s #1 cloud contact center platform – and Zendesk’s customer service and engagement products to thousands of customers across the globe.

Through this joint partner agreement, both companies can now offer the combined solution to hundreds of thousands of existing contact center agents as well as new customers globally. Now customer service organizations can combine the power of CXone, which unifies best-in-class Omnichannel Routing, Analytics, Workforce Optimization, and Automation and Artificial Intelligence on an Open Cloud Foundation, with Zendesk’s robust Customer Relationship Management (CRM) in a single agent interface, for more efficient agents, exceptional customer experiences and better business results.

“This exciting new partnership between NICE inContact and Zendesk will bring a holistic, seamlessly integrated solution to companies of all sizes across the globe. Together CXone and Zendesk enable a 360-degree view of the customer that powers exceptional experiences that drive customer loyalty and advocacy,” said Paul Jarman, NICE inContact CEO. “We’re pleased to partner with Zendesk to help organizations reduce agent effort and increase customer satisfaction, all while driving superior business outcomes.”

“We’re thrilled to partner with NICE inContact to provide contact center agents with an easy to use workspace integrating the tools needed to create more personalized customer experiences,” said David Williams, VP & GM, Zendesk Suite. “Understanding the customer, the context of their requests, and their history with your business is essential to delivering a seamless experience in this era of rising customer expectations.”

CXone Integration with Zendesk Boosts Agent Productivity, Reduces Effort and Improves Personalization
CXone Agent for Zendesk, available on the Zendesk Marketplace, consolidates customer context and contact center controls into a single interface for increased agent efficiency and exceptional customer experiences. The pre-built integration deploys in minutes, scales as business needs evolve, and enables customers to:

•	Increase agent productivity by seamlessly integrating CXone agent controls in the Zendesk interface, reducing agent effort and interaction handle times

•	Personalize interactions with context by empowering agents with a 360-degree view of the customer that includes insights into previous interactions

•	Improve first-call resolution, average handle time, as well as customer and agent satisfaction by using Zendesk data to identify customers and automatically route them to the best available agent

•	Automatically synchronize CXone interaction data with Zendesk customer records for a holistic customer view that empowers truly informed business decisions

For the fifth consecutive year, NICE inContact was named a Leader in the Gartner Magic Quadrant for Contact Center as a Service, North America1 report. In The Forrester Wave™: Cloud Contact Centers, Q3 20182, NICE inContact CXone was named a Leader, positioning CXone among the most significant cloud contact center solutions in the market.

1Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison 15 October 2019.
2Forrester Research, Inc. “The Forrester WaveTM: Cloud Contact Centers, Q3 2018,” Art Schoeller, with Daniel Hong, Sara Sjoblom, and Peter Harrison; September 25, 2018.

Gartner disclaimer
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation and Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.